UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: November 17, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

3

Exhibit 99.1

Contact:
Sky-mobi Limited	CCG Investor Relations
Mr. Carl Yeung, CFO	Elaine Ketchmere, Partner and VP
Phone: + (86) 571-87770978 (Hangzhou)	Phone: +(1) 310-954-1345 (Los Angeles)
Email: ir@sky-mobi.com	Email: elaine.ketchmere@ccgir.com

Sky-mobi Limited Announces Unaudited Financial Results for the Fiscal Second Quarter 2012

HANGZHOU, China, November 14, 2011 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, announced today its unaudited financial results for the fiscal second quarter ended September 30, 2011 (“second quarter 2012”).

Second Quarter 2012 Highlights

•

Total revenues decreased 0.4% to RMB173.2 million (US$27.2 million) in second quarter 2012, compared to the fiscal second quarter ended September 30, 2010 (“second quarter 2011”). Revenues collected from third party channels, i.e., revenues not collected through mobile network operators, represented 15.2% of total revenues

•	Profit from operations was RMB6.2 million (US$1.0 million) in second quarter 2012, up 313.1% from second quarter 2011

•	Non-IFRS profit from operations was RMB18.9 million (US$3.0 million) in second quarter 2012, up 40.5% from second quarter 2011

•	Net profit was RMB7.1 million (US$1.1 million) in second quarter 2012, compared to net loss of RMB24.3 million in second quarter 2011

•	Non-IFRS net profit was RMB19.8 million (US$3.1 million) in second quarter 2012, up 69.4% from second quarter 2011

•	Basic and diluted earnings per common share (“EPS”) were RMB0.03 (US$0.00). Non-IFRS basic and diluted earnings per common share were RMB0.08 (US$0.01)

•	Basic and diluted earnings per ADS[1] were RMB0.22 (US$0.03). Non-IFRS basic and diluted earnings per ADS were RMB0.61 (US$0.10)

•

Revenues collected from carrier channels decreased 9.2% to RMB143.7 million (US$22.5 million) in second quarter 2012 from second quarter 2011. Sky-mobi’s application store experienced a record 4.9 billion user visits with 845.2 million downloads in second quarter 2012

•

Revenues collected from third party channels increased 89.7% to RMB26.3 million (US$4.1 million) in second quarter 2012 from second quarter 2011. Sky-mobi had 16.7 million active members of the Maopao Community with 1.4 billion member log-ins in second quarter 2012

Non-IFRS figures exclude share-based compensation expenses and other non-operating one-time items. Please see “About Non-IFRS Financial Measures” in this release for more information.

Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, remarked: “Our second quarter revenues were in line with our expectations. We continued to make good progress in socializing the Maopao application store, introducing 17 new single-user applications with social functions through the OPENSKY platform. This resulted in a 45 million year-over-year increase in the number of downloads to a near record 845.2 million. The Maopao Community grew to a record 16.7 million active users with 1.4 billion member logins.”

“We continue to invest heavily in Android in order to best position Sky-mobi once Android handset shipments reach meaningful levels early next year. We recently made a strategic investment in an Android ROM developer and have a strong pipeline in development. Following the launch of a card game center in September, we plan to launch a full Android community including an application store, PC suite and multimedia player by year end,” Mr. Song continued.

“We anticipate a continued growth in our user base, along with higher monetization rates, as we expand our relationships with leading Chinese social media and content partners, such as the recently announced SINA Weibo that went live on our community, encourage developers to provide compelling content via OPENSKY and establish our Android infrastructure. We are also exploring opportunities to expand our relationships beyond service providers to include carriers.” Mr. Song concluded.

[1]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said: “As our business becomes more established, we are better able to streamline our operations and manage costs to benefit from operating leverage. As a result, we saw significant improvement in gross margin and profitability during this quarter, with non-IFRS gross margin expanding 560 basis points to 34% and non-IFRS net income increasing almost 70% on a year over year basis. Going forward, we will continue to manage our business prudently while making strategic investments to ensure our profitable growth.”

Financial Results for Second quarter 2012

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by source and business unit. Beginning in fiscal 2012, the Company has expanded its disclosure to provide details on both.

Revenues by source is broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues.” Previously, these sources were defined as “Application store revenues”, “Maopao Community revenues through K Currency” and “Other revenues” respectively.

Revenues by business unit is broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

	For the three months ended
	September 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Revenues by source:
Revenues collected from carrier channels	158,332	143,735	22,537
Revenues collected from third party Channels	13,886	26,341	4,130
Other revenues	1,694	3,107	487

Total revenues	173,912	173,183	27,154

	For the three months ended
	September 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Revenues by business unit:
Application store revenues	158,332	138,927	21,783
Maopao Community revenues	13,886	31,149	4,884
Other revenues	1,694	3,107	487

Total revenues	173,912	173,183	27,154

The discussion and analysis below focuses on revenues by source, as the Company believes it is more useful to investors in analyzing and understanding its business model.

Total revenues for second quarter 2012 decreased 0.4% to RMB173.2 million (US$27.2 million) compared to RMB173.9 million for second quarter 2011.

Revenues collected from carrier channels of RMB143.7 million (US$22.5 million) in second quarter 2012, representing 83.0% of total revenues, decreased 9.2% from second quarter 2011. Sky-mobi had 4.9 billion user visits and 845.2 million downloads of applications and content from the Maopao application store in second quarter 2012, an increase of 48.5% and 5.7%, respectively, compared to 3.3 billion user visits and 799.5 million downloads in second quarter 2011. The growth in application store user activity was offset by lower store monetization rate as a result of policies introduced by mobile network operators requiring multiple confirmations on SMS-based purchases of mobile applications and content, including triple-confirmation introduced in September 2010. For the September 2011 quarter, downloads grew by 45.7 million year-over-year mainly due to the introduction and promotion of 17 single-user applications that leveraged the OPENSKY platform.

Revenues collected from third party channels were RMB26.3 million (US$ 4.1 million), up 89.7% from second quarter 2011 and contributing 15.2% of total revenues in second quarter 2012. Sky-mobi’s Maopao Community had 16.7 million active members and 1.4 billion member log-ins in second quarter 2012, representing an increase of 77.7% and 131.4%, respectively, compared to 9.4 million active members and 622.5 million member log-ins in second quarter 2011. Revenues from the community increased due to the fast growth in the number of active members as well as the increased spending per active member resulting from the success of “Fantasy of Three Kingdoms,” a mobile social game. The Company expects that revenues collected from third party channels will contribute an increasing percentage of total revenues in the quarters ahead as Sky-mobi continues to focus on growing its active mobile community member base and on diversifying revenue collection away from carrier-based payment channels.

Cost of Revenues and Gross Profit

Total cost of revenues for second quarter 2012 decreased 7.8% to RMB115.2 million (US$18.1 million) compared to RMB124.9 million in second quarter 2011.

Total non-IFRS cost of revenues for second quarter 2012 decreased 8.1% to RMB114.3 million (US$17.9 million) compared to RMB124.4 million in second quarter 2011.

	For the three months ended September 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Cost of revenues:
Costs associated with payment to industry participants	113,322	105,169	16,490
Direct costs	11,577	10,015	1,570

Total cost of revenues:	124,899	115,184	18,060

Gross Margin	28.2%	33.5%

Non-IFRS cost of revenues:
Costs associated with payment to industry participants	113,322	105,169	16,490
Direct costs	11,118	9,174	1,438

Total non-IFRS cost of revenues:	124,440	114,343	17,928

Non-IFRS Gross Margin	28.4%	34.0%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS cost of revenue, as the Company believes variances on cost of revenues excluding share-based compensation would reflect the operating performance better.

Costs associated with payments to industry participants decreased 7.2% to RMB105.2 million (US$16.5 million) in second quarter 2012 compared to RMB113.3 million in second quarter 2011, which was primarily due to the decrease in revenues collected from carrier channels.

Direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store decreased 17.5% to RMB9.2 million (US$1.4 million) in second quarter 2012 compared to RMB11.1 million in second quarter 2011. The decrease was mainly due to the shift of business focus on R&D to the Maopao Community from the Maopao application store which is consistent with the Company’s overall strategy and business transition initiatives.

Gross profit for second quarter 2012 increased 18.3% to RMB58.0 million (US$9.1 million) compared to RMB49.0 million in second quarter 2011. Non-IFRS gross margin in second quarter 2012 was 34.0%, up from 28.4% in second quarter 2011, mainly due to more contribution from revenue collected from third party channels as a result of increased use of third-party payment agents.

Operating Expenses (representing the total amount of research and development expenses, sales and marketing expenses, general and administrative expenses and other income and expense)

Total operating expenses primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses increased 9.1% in second quarter 2012 to RMB51.8 million (US$8.1 million) from RMB47.5 million in second quarter 2011.

Total non-IFRS operating expenses increased 10.9% in second quarter 2012 to RMB40.0 million (US$6.3 million) from RMB36.0 million in second quarter 2011.

	For the three months ended September 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)

Operating expenses:
Research and development expenses	12,888	18,007	2,824
Sales and marketing expenses	12,045	11,199	1,756
General and administrative expenses	22,588	22,197	3,481
Other income and expense	—	433	68

Total operating expenses	47,521	51,836	8,129

Non-IFRS operating expenses:
Research and development expenses	10,794	15,348	2,407
Sales and marketing expenses	11,006	10,195	1,599
General and administrative expenses	14,239	13,991	2,194
Other income and expense	—	433	68

Total non-IFRS operating expenses	36,039	39,967	6,268

Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS operating expenses, as the Company believes it is more useful to investors to understand variances in relation to operating activities.

The increase in operating expenses was primarily due to the increase in headcount, as described below, and in efforts to improve third-party payment system functions to cope with largely increased revenues collected from third-party channels, as well as business development on Maopao Community.

	As of September 30,
	2010	2011	% change

Headcount
Operations	99	148	49.5%
Research and development	260	330	26.9%
Sales and marketing	107	111	3.7%
General and administrative	65	82	26.2%

Total Headcount	531	671	26.4%

The Company’s employee headcount increased 26.4% to 671 as of September 30, 2011 from 531 as of September 30, 2010. The increase in headcount was to support Android and Maopao Community based business strategies.

Net profit and EPS

Net profit in second quarter 2012 was RMB7.1 million (US$1.1 million) compared to a loss of RMB24.3 million in second quarter 2011.

Non-IFRS net profit in second quarter 2012 increased 69.4% to RMB19.8 million (US$3.1 million) from RMB11.7 million in second quarter 2011.

Basic and diluted earnings per common share in second quarter 2012 were RMB0.03 (US$0.00) and basic and diluted earnings per ADS were RMB0.22 (US$0.03).

Non-IFRS basic and diluted earnings per common share in second quarter 2012 were RMB0.08 (US$0.01), and non-IFRS basic and diluted earnings per ADS were RMB0.61 (US$0.10).

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for second quarter 2012 were 32,173,725 and 32,212,057 respectively.

Each ADS represents eight common shares.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and contents titles for the period indicated:

	For the three months ended September 30,
In millions	2010	2011	% change

Application Store
User visits	3,319.6	4,930.1	48.5%

Single-user applications and contents downloads
Single-player games	361.1	323.2	-10.5%
Multimedia applications and content titles	162.0	132.4	-18.3%
Other single-user applications	276.4	389.6	40.9%

Total Single-user applications and contents downloads	799.5	845.2	5.7%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of September 30,
In millions	2010	2011	% change

Number of registered members	44.6	118.9	166.5%

	For the three months ended September 30,
In millions	2010	2011	% change

Maopao Community
Number of active members	9.4	16.7	77.7%
Number of member log-ins	622.5	1,440.4	131.4%

Common Shares

Sky-mobi had 257,389,800 common shares outstanding as of September 30, 2011 and 153,185,442 common shares outstanding as of September 30, 2010.

Business Outlook

For the fiscal third quarter 2012 ending December 31, 2011, Sky-mobi expects total revenues to be in the range of RMB 163 million to RMB 171 million.

These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in second quarter 2012 are not necessarily indicative of operating results for any future periods.

Other Announcements

On October 24, 2011, Sky-mobi entered into a strategic agreement with SINA Corporation. Under the terms of the agreement, SINA Weibo’s microblogging service will be made available via plug-ins to Sky-Mobi’s Maopao mobile social network. SINA will give Sky-mobi the exclusive rights to promote Weibo products on its feature phone application platform. The Company will generate revenue based on the new users that join through Maopao based on the activity of users on the Maopao platform.

On October 13, 2011, Sky-mobi purchased a 5% stake in MoKee, an Android ROM developer for approximately RMB0.8 million. MoKee currently develops ROMs designed to improve the functionality, performance, speed, standby battery life and overall user experience for Android handsets. MoKee has a strong following, and its ROMs are currently in use on over 300,000 handsets in China.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call today November 14, 2011 at 8:00 AM ET, (or 5:00 AM U.S. Pacific Time and 9:00 PM, November 14, 2011 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm. To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-877-275-8968

International: +1-706-643-1666

Passcode: 25058282

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Toll Number: 1-855-859-2056

International: +1-404-537-3406

Passcode: 25058282

About Non-IFRS Financial Measures

To supplement its consolidated financial statements presented in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes both management and investors benefit from referring to non-IFRS financial measures in assessing the Company’s performance and prospects for the future. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude the share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to comparable IFRS measures” contained elsewhere in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, less finance cost, share of results of associates and income tax, excluding non-cash expenses from changes of fair value of preferred shares and warrants.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS profit after tax divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3780 to US$1.00, the exchange rate as average exchange rate during the quarter as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating number of users of Maopao application store, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain cooperation relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the expected growth of the smart phone market; its ability to obtain and maintain all applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2010, according to Analysys International. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended September 30,			For the six months ended September 30,
	2010	2011	2011	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	173,912	173,183	27,154	336,681	339,214	53,186
Cost of revenues	(124,899)	(115,184)	(18,060)	(236,221)	(234,003)	(36,690)

Gross profit	49,013	57,999	9,094	100,460	105,211	16,496

Research and development expenses	(12,888)	(18,007)	(2,824)	(24,831)	(31,701)	(4,971)
Sales and marketing expenses	(12,045)	(11,199)	(1,756)	(19,677)	(19,013)	(2,982)
General and administrative expenses	(22,588)	(22,197)	(3,481)	(43,142)	(42,482)	(6,661)
Other income and expense	—	(433)	(68)	—	2,270	356

Total operating expenses	(47,521)	(51,836)	(8,129)	(87,650)	(90,926)	(14,258)

Profit from operations	1,492	6,163	965	12,810	14,285	2,238

Other gains and losses	7,210	1,619	254	10,180	2,600	408
Finance cost	—	—	—	(4,333)	—	—
Share of results of associates	(1,060)	(188)	(30)	(2,735)	(460)	(73)

Loss on changes in fair value of convertible redeemable preferred shares	(29,251)	—	—	(59,620)	—	—

Loss on changes in fair value of warrants	(1,981)	—	—	(4,051)	—	—

Profit (loss) before tax	(23,590)	7,594	1,189	(47,749)	16,425	2,573
Income tax expenses	(676)	(518)	(82)	(5,817)	(1,851)	(291)

Profit (loss) for the period	(24,266)	7,076	1,107	(53,566)	14,574	2,282

Total comprehensive profit (loss) for the period	(24,266)	7,076	1,107	(53,566)	14,574	2,282

Total profit (loss) and comprehensive profit (loss) attributable to Owners of the company	(23,891)	7,079	1,107	(53,191)	14,577	2,282
Non-controlling interests	(375)	(3)	(0)	(375)	(3)	(0)

	(24,266)	7,076	1,107	(53,566)	14,574	2,282

Earnings (loss) per common share
Basic	(0.16)	0.03	0.00	(0.35)	0.06	0.01
Diluted	(0.16)	0.03	0.00	(0.35)	0.06	0.01

Weight average number of ADS
	19,148,180	32,173,725		18,624,795	32,173,725
	19,148,180	32,212,057		18,624,795	32,395,929

Weight average number of shares
Basic	153,185,442	257,389,800		148,998,356	257,389,800
Diluted	153,185,442	257,696,452		148,998,356	259,167,431

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended September 30,			For the six months ended September 30,
	2010	2011	2011	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(124,899)	(115,184)	(18,060)	(236,221)	(234,003)	(36,690)
Less: share-based compensation expenses	459	841	132	920	1,683	264

Non-IFRS cost of revenues	(124,440)	(114,343)	(17,928)	(235,301)	(232,320)	(36,426)

IFRS gross profit	49,013	57,999	9,094	100,460	105,211	16,496
Add: share-based compensation expenses	459	841	132	920	1,683	264

Non-IFRS gross profit	49,472	58,840	9,226	101,380	106,894	16,760

Total IFRS operating expenses	(47,521)	(51,836)	(8,129)	(87,650)	(90,926)	(14,258)
Less: share-based compensation expenses	11,482	11,869	1,861	22,869	23,429	3,673

Total non-IFRS operating expenses	(36,039)	(39,967)	(6,268)	(64,781)	(67,497)	(10,585)

IFRS profit from operations	1,492	6,163	965	12,810	14,285	2,238
Add: share-based compensation expenses	11,941	12,710	1,993	23,789	25,112	3,937

Non-IFRS Profit from operations	13,433	18,873	2,958	36,599	39,397	6,175

IFRS Profit (loss) for the period	(24,266)	7,076	1,107	(53,566)	14,574	2,282
Add: share-based compensation expenses	11,941	12,710	1,993	23,789	25,112	3,937
Add: loss on changes in fair value of warrants	1,981	—	—	4,051	—	—

Add: loss on changes in fair value of convertible redeemable preferred shares	29,251	—	—	59,620	—	—

Less: exchange gain relating to change in fair value of warrants	(7,228)	—	—	(9,766)	—	—

Non-IFRS net profit for the period	11,679	19,786	3,100	24,128	39,686	6,219

Non-IFRS earnings per common share
Basic	0.08	0.08	0.01	0.16	0.15	0.02
Diluted	0.08	0.08	0.01	0.16	0.15	0.02

Weight average number of shares
Basic	153,185,442	257,389,800		148,998,356	257,389,800
Diluted	153,185,442	257,696,452		148,998,356	259,167,431

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of June 30, 2011	As of
		September 30,	September 30,
		2011
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	331,906	272,621	42,744
Term deposits	199,431	283,549	44,457
Trade and other receivables	82,845	85,930	13,473
Amounts due from related parties	2,818	3,070	481

Total current assets	617,000	645,170	101,155

Non-current assets			—
Property and equipment	41,806	41,464	6,501
Investments in associates	1,328	1,140	179
Other non-current assets	—	963	151
Deferred tax assets	5,886	4,756	746

Total non-current assets	49,020	48,323	7,577

Total assets	666,020	693,493	108,732

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	126,206	132,677	20,802
Income tax liabilities	11,153	10,543	1,653
Amounts due to related parties	404	1,185	186
Deferred revenue	7,118	7,906	1,240

Total current liabilities	144,881	152,311	23,881

Total liabilities	144,881	152,311	23,881

Equity
Share capital	92	92	14
Share premium	635,116	635,116	99,579
Reserves	126,340	139,050	21,802
Deficit	(240,409)	(233,330)	(36,584)

Equity attributable to owners of the Company	521,139	540,928	84,811
Non-controlling interests	—	254	40

Total equity	521,139	541,182	84,851
Total equity and liabilities	666,020	693,493	108,732